Document


United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Act of 1934

Amendment No.:      *

Name of Issuer:		MFC Bancorp Limited

Title of Class Securities:	Common Stock

Cusip Number:	55271X103

(Name, Address and Telephone Number of Person Authorized To
Receive Notices and Communications)

Sven B. Karlen, Jr., Grandview Partners, L.P., Two International
Place, 24th Floor, Boston, MA 02110 (617)856-8877

(Date of Event which requires Filing of this Statement)

September 24, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box [    ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1 (a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






Cusip No. 552-71X-103


1. Name of Reporting Person
I.R.S. Identification No. of Above Person

	Sven B. Karlen, Jr.

2. Check the Appropriate Box if a Member of a Group

		a.
 	b.

3. SEC Use Only

4. Source of Funds

WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant
To Items 2 (d) or 2 (e)

6. Citizenship or Place of Operation

USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7. Sole Voting Power:

748,000

8. Shared Voting Power:


9. Sole Dispositive Power:

748,000

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

748,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares

13. Percent of Class Represented by Amount in Row (11)

6.07%

14. Type of Reporting Person

IN


Item 1.  Security and Issuer

	This statement relates to shares of common stock (the "Common Stock") of MFC Bancorp Ltd. (MFC). MFC's principal executive office is located at 13 Route de Florissant, 7th Floor, 1206 Geneva 12, Switzerland.

Item 2.  Identity and Background

	This statement is being filed by Sven B. Karlen Jr., Grandview Partners, L.P. and Svenvest Partners L.P. Their address is Two International Place, 24th Floor, Boston, Massachusetts, 02110. Mr. Karlen is the sole general partner of Grandview Partners, L.P., and is the sole managing general partner of Svenvest Partners, L.P.
	Sven B. Karlen Jr. has not, during the last five years, been convicted in a criminal proceeding.
	Sven B. Karlen Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
	Sven B. Karlen Jr. is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

	As of the date here of, Sven B. Karlen Jr. beneficially owns 748,000 shares of MFC's Common Stock. All 748,000 shares are held by managed accounts over which Mr. Karlen has investment discretion. The 748,000 shares were purchased in open market transactions at an aggregate cost of $5,283,164. The funds for the purchase of the Common Stock held in separate accounts or partnership accounts over which Mr. Karlen has investment discretion have come from each account's or each partnership's own funds. Certain of the shares beneficially owned by Mr. Karlen are held in commingled margin accounts maintained with Montgomery Securities, Auerbach, Pollak and Richardson, Inc. and Spear, Leeds
& Kellogg, which from time to time have debit balances. Because other securities are held in such accounts it is impracticable to determine the amount borrowed, if any, with respect to the shares of Common Stock purchased.

Item 4.  Purpose of Transaction

	The shares of Common Stock beneficially owned by Sven B. Karlen Jr. were acquired for, and are being held for, investment purposes.
	Sven B. Karlen Jr. has no plan or proposal which relates to, or would result in, any of the actions enumerated in item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

	As of the date hereof, Sven B. Karlen Jr. is the beneficial owner of 748,000 shares of MFC's common stock. As of August 29, 1997, there are currently believed to be 12,313,000 shares of MFC's Common Stock outstanding. Therefore, Mr. Karlen beneficially owns 6.07% of the outstanding shares of MFC's Common Stock. Mr. Karlen has the sole power to vote, direct to vote, dispose of or direct the disposition of all the shares of MFC Common Stock that he currently beneficially owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Sven B. Karlen Jr. has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of MFC.


Item 7.  Material to be Filed as Exhibits

	Attached hereto as Exhibit A is a description of the transactions in the Common Stock of MFC that were effected by Sven
B. Karlen, Jr. during the past 60 days.



	Signature

	The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


September 24, 1997

Date

/S/ Sven B. Karlen, Jr.

Signature








Exhibit A:

Daily Transactions
MFC-Common Stock


Trade Date		Number of Shares	Price Per Share		Value

9/11/97		6,675			$8.10			$54,068

9/15/97		13,700		$8.25			$113,025

9/16/97		28,800		$8.81			$253,728

9/18/97		12,800		$9.75			$124,800

9/19/97		26,200		$10.65		$279,030

9/22/97		23,500		$10.84		$254,740

9/23/97		5,000			$10.55		$52,750

9/24/97		62,000		$10.91		$676,420